                            SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF
1934
                               (AMENDMENT NO. 2)

Filed by the Registrant [ ]
Filed by a Party other than the Registrant [X]

Check the appropriate box:
[X] Preliminary Proxy Statement             [ ]  Confidential, for Use of the
[ ] Definitive Proxy Statement                   Commission Only (as permitted
[ ] Definitive Additional Materials              by Rule 14a-6(e)(2))
[ ] Soliciting Materials Pursuant to
    Section 240.14a-11(c) or Section 240.14a-12

                  CENTURY HILLCRESTE APARTMENT INVESTORS, L.P.
                        A CALIFORNIA LIMITED PARTNERSHIP
                (Name of Registrant as Specified In Its Charter)

                       EVEREST HILLCRESTE INVESTORS, LLC
                     a California Limited Liability Company
                   (Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):

[ ] $125 per Exchange Act Rule 0-11(c)(1)(ii), 14a-6(i)(1), or 14a-6(i)(2) or
    item 122(a)(2) of Schedule 14A.

[ ] $500 per each party to the controversy pursuant to Exchange Act Rule
    14a-6(i)(3).

[X] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

    (1)   Title of each class of securities to which transaction applies:
            . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

    (2)   Aggregate number of securities to which transaction applies:
            . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

    (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
          $40 million based upon the proposed purchase price of the property

    (4)   Proposed maximum aggregate value of transaction:
            . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

    (5)   Total fee paid:  $8,000

[X] Fee paid previously with preliminary materials:   . . . . . . . . . . . .

[ ] Check box if any part of the fee is offset as provided by Exchange Act
    Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    (1)   Amount previously paid: . . . . . . . . . . . . . . . . . . . . . .

    (2)   Form, Schedule or Registration Statement No.:
          Schedule 14A Preliminary Proxy Statement  . . . . . . . . . . . . .

    (3)   Filing Party: Everest Hillcreste Investors, LLC . . . . . . . . . .

    (4)   Date Filed: . . . . . . . . . . . . . . . . . . . . . . . . . . . .

PRELIMINARY PROXY STATEMENT


                            SOLICITATION OF PROXIES
                                       OF
                                LIMITED PARTNERS
                                       OF
                  CENTURY HILLCRESTE APARTMENT INVESTORS, L.P.
                        A CALIFORNIA LIMITED PARTNERSHIP
                                       BY
                       EVEREST HILLCRESTE INVESTORS, LLC

                               DECEMBER ___, 1996

         Everest Hillcreste Investors, LLC ("Everest") is proposing to purchase the Century HillCreste Apartments (the "HillCreste Apartments") now owned by Century HillCreste Apartment Investors, L.P. ("Century HillCreste" or the "Partnership") for a purchase price of $40,000,000 in cash, which purchase must be completed by January 15, 1996, on the terms set forth in a purchase and sale agreement substantially in the form attached as Exhibit A hereto (the "Purchase Agreement"). Everest is not affiliated with any of the general partners of the Partnership.

         This proxy statement (the "Proxy Statement") and the enclosed proxy card are being mailed to you and to each of the other holders (the "Limited Partners") of limited partnership interests in the Partnership (the "Units") to seek your authorization to call a Special Meeting of the Limited Partners (the "Special Meeting") and your approval of this proposed sale at the Special Meeting. Action on the proposed sale cannot be taken unless the holders of at least 10% of the Partnership's outstanding Units, including the approximately 2.8% of the Partnership's outstanding Units owned by an affiliate of Everest, authorize the calling of the Special Meeting. Limited Partners should carefully consider the factors discussed on pages 4 and 5 below in evaluating whether to authorize and approve the actions described herein.

         Everest estimates that the proposed sale will result in net cash sales proceeds of approximately $39,729,000 (or approximately $5.47 per Unit) based on $271,000 of estimated Partnership direct sale expenses. Everest also estimates that approximately $43,325,995 (or approximately $5.97 per Unit) in cash will be available for distribution to the Limited Partners, taking into account the Partnership's $3,596,995 of unrestricted cash reserves (based on information contained in the Partnership's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 (the "September 1996 Form 10-Q")). This cash amount available for distribution would exceed the Partnership's net book value per Unit, as of September 30, 1996, of $5.25 by $.72, or approximately 14%. See "-Selected Financial Data" below. Everest will request the managing general partner of the Partnership (the "Managing General Partner") to distribute the net proceeds of the Proposed Sale within 10 days of the completion of the sale or as soon thereafter as possible. The Managing General Partner is not required to, and there can be no assurance that it will, comply with such request. The Partnership's Agreement of Limited Partnership (the "Partnership Agreement"), however, requires distribution of the net sales proceeds from a sale of all or substantially all of the Partnership's assets in connection with the termination and liquidation of the Partnership to be made by the end of the taxable year of such liquidation or, if later, within 90 days after the date of such liquidation.


         Under the Partnership Agreement, the Limited Partners are authorized, without necessity of the consent of the Managing General Partner or any other general partner of the Partnership (collectively, the "General Partners"), to approve sales of the Partnership's property. Through this proxy solicitation, the Limited Partners are being asked by Everest to authorize and approve the following actions for the purpose of obtaining approval of the proposed sale described herein:

         1. The giving of notice to National Partnership Investments Corp., the Managing General Partner, on behalf of Limited Partners representing at least 10% of the outstanding Units calling the Special Meeting of the Limited Partners to approve the Proposed Sale at a date, place and time, and with a record date for the determination of Limited Partners entitled to vote at such meeting, to be specified in such notice. By signing and returning the enclosed Proxy Card, Limited Partners will authorize Everest to so notify the Managing General Partner on their behalf.

         2. The adoption at the Special Meeting of a resolution approving the sale of the HillCreste Apartments to Everest pursuant to the Purchase Agreement for a purchase price of $40,000,000 in cash (the "Proposed Sale"), which resolution will also include a request to the Managing General Partner to distribute the available proceeds of the Proposed Sale within 10 days of the completion of the sale or as soon thereafter as possible, all as set forth in the form of Resolutions of Limited Partners attached as Exhibit B to this Proxy Statement.

         3. Adjournment and reconvening of the Special Meeting, if and to the extent necessary in the judgment of Everest, to solicit further votes to approve the Proposed Sale.

         4. To vote, in the discretion of Everest, on such other matters as may come before the Special Meeting.

         WE URGE YOU TO VOTE TODAY BY SIGNING THE ENCLOSED BLUE PROXY CARD. IF YOU HAVE ANY QUESTIONS, PLEASE CONTACT MORROW & CO., INC. AT (800) 506-9061.


                           PROPOSED SALE TRANSACTION

         Everest is offering to purchase the HillCreste Apartments, together with certain associated Partnership assets, for $40,000,000 in cash on the terms set forth in the Purchase Agreement. Everest is making the Proposed Sale offer with a view to making a profit. The following description of the Proposed Sale is qualified in its entirety by reference to the complete form of Purchase Agreement attached as Exhibit A hereto. (The references in parentheses in the following paragraphs are references to sections of the Purchase Agreement described in such paragraph).

PURCHASE AGREEMENT TERMS

         The Purchase Agreement provides that within five business days following execution of the Purchase Agreement, and subject only to the satisfaction or waiver of the limited conditions to the Proposed Sale set forth in the Purchase Agreement, Everest shall purchase the HillCreste Apartments, together with all tangible personal property and all contract rights and intangible property located on such real estate or relating thereto owned by the Partnership. (Section 7).


         The purchase price of $40,000,000 will be paid to the Partnership by Everest in immediately available cash funds, less any credits due Everest based upon customary prorations between Everest and the Partnership. (Sections 2 and 7). Everest has received a firm written commitment to finance the acquisition of the Property from an institutional lender. Such financing, together with Everest's existing capital, will provide sufficient funds to pay the purchase price for the HillCreste Apartments.


         No brokerage or sales commissions will be payable by the Partnership in the Proposed Sale. The title insurance premium for an ALTA Owner's Policy of Title Insurance, which Everest estimates will be approximately $32,000, the documentary transfer taxes for the Proposed Sale, which Everest estimates will be approximately $224,000, and other escrow fees and expenses, which Everest estimates will be approximately $15,000, are the principal expenses that Everest expects the Partnership would incur in connection with the Proposed Sale. Accordingly, the material closing costs to the Partnership are estimated to be $271,000, resulting in estimated total net sales proceeds to the Partnership of approximately $39,729,000.


         The Purchase Agreement requires the Partnership to provide only a limited number of representations and warranties. (Section 8). Further, the obligation of Everest to complete the Proposed Sale would be subject to only a limited number of conditions, including that the Proposed Sale be completed by no later than January 15, 1996, and is not subject to any financing contingency. (Section 6).


         The purchase price offered for the HillCreste Apartments was decided upon by Everest and its advisors on the basis of, among other things, their own views as to real estate markets and values in Los Angeles County, including consideration of capitalization rates Everest believes to be appropriate for multi-family properties in the current West Los Angeles marketplace, publicly available information about the Partnership and the HillCreste Apartments (without any access to the Partnership's books and records) and the $46,900,000 valuation of the HillCreste Apartments stated by the Managing General Partner in the Partnership's Annual Report dated June 20, 1996 (the "Annual Report"). In evaluating the Managing Partner's stated $46,900,000 valuation for the HillCreste Apartments, Everest and its advisors considered that (i) such valuation was stated in the Annual Report to be "only an opinion of value and [is] not necessarily indicative of the potential price at which the [HillCreste Apartments] could be sold[,]" (ii) the Proposed Sale will constitute an immediate sale for cash and, because no brokerage commissions will be payable by the Partnership, the net proceeds to the Partnership of such sale will be greater than in a typical sales transaction of this type, (iii) only a limited number of representations and warranties are required to be given by the Partnership in the Purchase Agreement and (iv) the limited number and nature of conditions to closing provided for in the Purchase Agreement, including the absence of a financing contingency, provide substantially greater certainty that the Proposed Sale, if approved by the Limited Partners, will be completed than is typical for most real estate sales transactions.


FACTORS TO BE CONSIDERED BY LIMITED PARTNERS

         In considering whether to authorize the calling of the Special Meeting and to approve the Proposed Sale, Limited Partners should consider the following factors, among others:

* The $40,000,000 purchase price offered by Everest is less than the $46,900,000 valuation of the HillCreste Apartments that the Managing General Partner stated in the Annual Report. The Managing Partner noted that this valuation was "only an opinion of value and [is] not necessarily indicative of the potential price at which the [HillCreste Apartments] could be sold." The HillCreste Apartments' actual valuation may be greater or lesser than this estimated valuation.

* The Managing General Partner is not required to comply with the request that Everest will make on behalf of the Limited Partners to distribute the net proceeds of the Proposed Sale within 10 days of the sale's completion or as soon thereafter as possible. It must, however, distribute such proceeds within the applicable time period provided in the Partnership Agreement, as described above on pages 1 and 2.


* The lack of an established exchange or market for the Units makes it extremely difficult for Limited Partners to sell their current investment in the Partnership.


* The Proposed Sale will not involve payment of any real estate brokerage commissions, which could otherwise approximate $1,000,000 to $2,000,000 in the aggregate (based on commission rates ranging from 2.5% to 5% of the purchase price) or approximately $.14 to $.28 per Unit. The Proposed Sale will also result in the elimination of the Partnership's administrative costs of operating the HillCreste Apartments.

* A Limited Partner will recognize taxable gain or loss as a result of consummation of the Proposed Sale, depending on the specific circumstances of each Limited Partner. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" below.

* The sale of the HillCreste Apartments, the Partnership's principal asset, to Everest will result in a dissolution of the Partnership under the Partnership Agreement if the Managing General Partner or another authorized party determines that the Proposed Sale is a sale or other disposition of all or substantially all of the Partnership's assets. Everest is not aware of any reason that completion of the Proposed Sale should not be so regarded. If the Partnership is dissolved, the Limited Partners will receive a final Schedule K-1 from the Partnership and the ongoing expense to the Limited Partners of processing annual Schedules K-1 would thereafter be eliminated.


PRIOR CONTACTS BETWEEN EVEREST AND THE PARTNERSHIP. There have been no prior contacts between Everest or its affiliates, on the one hand, and the Partnership or the General Partners, on the other hand, regarding the Proposed Sale. An affiliate of Everest owns 204,980 Units, constituting approximately 2.8% of the Partnership's outstanding Units, all of which Units were acquired by such affiliate in 1996.


APPRAISAL RIGHTS. Neither the Partnership Agreement nor applicable law provide rights of appraisal or similar rights to the Limited Partners who dissent from the vote of a majority in interest of the Limited Partners approving the Proposed Sale.

REGULATORY APPROVALS. Based on its review of publicly available filings by the Partnership with the Securities and Exchange Commission (the "Commission") and other publicly available information regarding the Partnership, Everest is not aware of any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the consummation of the Proposed Sale as contemplated herein.


ACCOUNTING TREATMENT; PARTNERSHIP'S ACCOUNTANTS. Everest believes that the Proposed Sale will be treated as a purchase transaction under generally accepted accounting principles. Everest is not aware (i) whether any representatives of the principal accountants of the Partnership for the current year and the most recently completed fiscal year will be present at the Special Meeting, (ii) whether, if such representative are present at the Special Meeting, they will have an opportunity to make a statement if they desire to do so, and (iii) whether such representatives are expected to be available to respond to appropriate questions at the Special Meeting.


                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


         The following summary is a general discussion of certain federal income tax considerations believed by Everest to be applicable to the Partnership and the Limited Partners in connection with the Proposed Sale contemplated by this Proxy Statement. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), final and proposed regulations promulgated thereunder ("Treasury Regulations"), court decisions and Internal Revenue Service ("IRS") rulings and positions as of the date of this Proxy Statement. All of the foregoing are subject to change, and any such change could affect the continuing accuracy of this summary. The following discussion assumes that the Partnership is treated as a partnership for federal income tax purposes and is not treated as a "publicly traded partnership" within the meaning of Section 7704 of the Code, and that the limited partnership interests constitute partnership interests for federal income tax purposes. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular Limited Partner in light of such Limited Partner's specific circumstances or to certain types of Limited Partners subject to special treatment under the federal income tax laws (for example, corporations, foreign persons, dealers in securities, banks, insurance companies and specific types of tax-exempt organizations), nor does it discuss any aspect of state, local, foreign or other tax laws.

         EACH LIMITED PARTNER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH LIMITED PARTNER OF CONSUMMATION OF THE PROPOSED SALE. EVEREST HAS NOT HAD ACCESS TO TAX INFORMATION FILED BY, OR OTHERWISE CONTAINED IN THE RECORDS OF, THE PARTNERSHIP AND THE STATEMENTS CONTAINED HEREIN MAY BE SUBJECT TO CHANGE OR SUPPLEMENTAL DISCUSSION BASED ON A MORE COMPLETE REVIEW OF SUCH TAX INFORMATION.

         The transfer of the HillCreste Apartments by the Partnership to Everest in exchange for the cash purchase price will be treated as a taxable sale for Federal income tax purposes. The Partnership itself will not pay any Federal income tax on the sale, as a partnership is not treated as a separate taxpayer for Federal income tax purposes. Each Limited Partner will recognize its allocable share of the Partnership's gain on the sale of the Partnership Property which will be equal to the excess of the Partnership's amount realized from the sale over the Partnership's adjusted tax basis in the Partnership Property. Any gain realized by the Partnership on the sale generally is expected to be treated as "Section 1231 gain" (except to the extent that such gain represents depreciation recapture taxable as ordinary income) arising from the sale of "Section 1231 property" (i.e., real property and depreciable assets subject to Section 1231 of the Code which are used in a trade or business and held for more than one year). Under the rules applicable to Section 1231 property, a Limited Partner's proportionate share of the gain from the sale of the HillCreste Apartments would be combined with any other Section 1231 gains or losses recognized by the Limited Partner in that year and the Limited Partner's net Section 1231 gain or loss would be taxed as capital gain or constitute ordinary loss, as the case may be. However, net Section 1231 gain will be treated as ordinary income to the extent of unrecaptured net Section 1231 losses for the five most recent prior years.

         The Partnership anticipates that substantially all of the gain realized from the transfer of the HillCreste Apartments will be treated as passive income for purposes of the limitations on deductibility of passive losses under Section 469 of the Code. However, for purposes of these limitations, a small portion of such gain may be treated as portfolio income to the extent that ordinary working capital, security deposits or other portfolio income producing items are transferred to Everest.

         The maximum marginal Federal income tax rate for individuals currently is 39.6 percent (determined without regard to the phase-out of exemptions and other tax benefits). For Limited Partners other than corporations, net long-term capital gains (i.e., the excess of net long-term capital gain over net short-term capital loss) are taxed at a maximum marginal rate of 28%, while short-term capital gains are taxed at a maximum marginal rate of 39.6%. For a taxpayer other than a corporation, net capital loss may be used to offset ordinary income up to $3,000 per year. In general, for taxpayers other than corporations, the unused portion of such loss may be carried forward indefinitely, but not carried back.

         DISTRIBUTION OF NET SALE PROCEEDS FROM THE PARTNERSHIP. As a result of the sale of the HillCreste Apartments, a Limited Partner's tax basis in his limited partnership interests will be increased by the amount of the gain realized. Accordingly, except as discussed below, the distribution by the Partnership of the net proceeds from the sale generally will not result in recognition by a Limited Partner of any additional gain, provided that the Limited Partner's tax basis in his limited partnership interests prior to the sale is equal to the Limited Partner's proportionate share of the Partnership's tax basis in the HillCreste Apartments. The distribution to a Limited Partner may result in gain or loss to that Limited Partner, however, if the Limited Partner's tax basis in his limited partnership interests does not equal the Limited Partner's proportionate share of the Partnership's tax basis in the HillCreste Apartments. Such a gain or loss would most likely arise in the case of a Limited Partner that acquired its interest through a transfer subsequent to the initial formation of the Partnership at a time when the Partnership did not then have in effect an election under Section 754 of the Code. In addition, further adjustments upon dissolution and liquidation of the Partnership to take into account accrued or other expenses may result in some additional loss (or reduction in gain) realized.

         CONSEQUENCES OF A LIQUIDATION OF THE PARTNERSHIP. If the Partnership, following the sale of the Hillcreste Apartments and distribution of the sale proceeds, liquidates and distributes any remaining assets to its partners (and creditors, if any), the taxable year of the Partnership will terminate upon the winding up of its affairs. A Limited Partner will be required to include his distributive share of Partnership items of income and loss for such Partnership taxable year (including the Limited Partner's share of gain from the sale of the Hillcreste Apartments) in the Limited Partner's taxable year in which such taxable year of the Partnership ends.

         Upon liquidation, if the Partnership has further assets to distribute, cash received by a Limited Partner will reduce his basis in his limited partnership interest and the Limited Partner will recognize gain to the extent that the cash distributed to such partner exceeds his tax basis in his limited partnership interest. A distribution of property to a Limited Partner generally would not result in gain or loss to such partner, and such property would take a basis equal to such partner's basis in his limited partnership interest reduced by the cash distributed to such partner. Such basis will be allocated first to any "unrealized receivables" and "inventory" distributed to the Limited Partner in proportion to (but not in excess of) his respective basis in the Partnership. The remaining basis in the Limited Partner's partnership interest (if any) would be allocated to the other items of property he receives in proportion to his respective basis in the Partnership. If a Limited Partner receives only cash and/or unrealized receivables and inventory and such partner's basis in his limited partnership interest exceeds the amount of cash plus the Partnership's basis in the property distributed, generally such partner will recognize such excess as a loss. In general, any gain or loss recognized by a Limited Partner on liquidation will be capital gain or loss, and long term capital gain or loss if such partner's holding period in his limited partnership interest is more than one year. Such gain or loss should be passive gain or loss.

                         INFORMATION CONCERNING EVEREST

         Everest is a California limited liability company, formed for the sole purpose of purchasing the HillCreste Apartments. Everest does not have any significant assets, liabilities or business, other than its equity capitalization. Everest is managed by Everest Realty Management, LLC, a California limited liability company (the "Manager"). The offices of Everest and the Manager are located at 3280 E. Foothill Boulevard, Suite 320, Pasadena, California 91107; telephone: 818-585-5920.

         Set forth below is biographical information concerning executive officers of the Manager who are involved in the organization, direction, or arranging of financing for this solicitation and the Proposed Sale. The persons identified below are each United States citizens.

         W. ROBERT KOHORST. Mr. Kohorst is the President and Secretary of the Manager and Everest Properties, LLC, a California limited liability company.
He is a lawyer by profession. Since 1991, Mr. Kohorst, acting through affiliated companies, has been engaged in the acquisition of general partner interests, real estate companies and related assets. Mr. Kohorst holds a Juris Doctor degree from the University of Michigan and a Bachelor of Science degree in accounting from the University of Dayton.

         DAVID I. LESSER. Mr. Lesser is the Executive Vice President of the Manager and Everest Properties, LLC. He is a lawyer by profession. From 1991 through 1995, Mr. Lesser was a principal and member of Feder, Goodman & Schwartz and its predecessor firm, co-managing such firm's corporate and real estate practice. Between 1990 and 1992, Mr. Lesser was counsel to Howard, Rice, Nemerovski, Robertson, Canady & Falk. Mr. Lesser holds a Juris Doctor degree from Columbia University and a Bachelor of Arts degree from the University of Rochester.

                          INFORMATION CONCERNING THE
                   PARTNERSHIP AND THE HILLCRESTE APARTMENTS

         Except as otherwise indicated, the information contained in this section and the selected financial data and the financial statements of the Partnership contained in Exhibit C attached hereto are based upon documents and reports publicly filed by the Partnership with the Commission. Although Everest has no information that any statements contained in this section or any of the financial data and statements contained in Exhibit C are untrue, Everest does not take responsibility for the accuracy or completeness of any information contained in this section, all of which is derived from such public documents, or any of the financial data and statements contained in Exhibit C, which are based entirely on public filings of the Partnership, or for any failure by the Partnership to disclose events which may have occurred and may affect the significance or accuracy of any such information or any such financial data and statements but which are unknown to Everest.

         The principal executive offices of the Partnership are located at 9090 Wilshire Blvd., Suite 201, Beverly Hills, California 90211, and its telephone number at that address is (310) 278-2191. The Partnership is a limited partnership formed on June 6, 1988 under the laws of the State of California. The Partnership raised $72,580,000 from sales of 7,258,000 units entitled to the beneficial interest of a limited partner through a public offering of such interests in 1988, and concurrently therewith purchased the HillCreste Apartments from an affiliate of the Managing General Partner for a purchase price of $68,548,000. The business of the Partnership is conducted primarily by the Managing General Partner as the Partnership has no employees of its own, and consists of the operation and management of the Century HillCreste Apartments. The Partnership owns no real property other than the HillCreste Apartments.


         The HillCreste Apartments are a 315-unit apartment complex known as the Century HillCreste Apartments, located at 1420 Ambassador Street in Los Angeles, California. The average occupancy rate at the HillCreste Apartments for 1995 and through April 30, 1996 was 94%.

         The HillCreste Apartments suffered substantial damage as a result of the January 17, 1994 Northridge Earthquake. The total cost to repair the earthquake damage was approximately $1,476,923, of which approximately $376,000 was paid to an affiliate of the Managing General Partner during 1994 for emergency repair work and approximately $1,100,923 was paid to an unaffiliated contractor for the remaining repairs. Based on an estimate by the Partnership's insurance carrier, the loss suffered by the Partnership as a result of the earthquake damage to HillCreste Apartments was determined to be $1,537,718, and the Partnership received in August 1994 a net insurance settlement in the amount of $355,448.


         Through January 31, 1995, an affiliate of the Managing General Partner, Mayer Management Inc., managed the HillCreste Apartments and was paid management fees of $181,375, $273,130 and $257,142 in 1995, 1994 and 1993,
respectively, based on 5% of collected rents. However, pursuant to a settlement of litigation brought by the Partnership and the non-managing General Partner against the Managing General Partner asserting, among other claims, breach of fiduciary duty and misuse of Partnership funds, property management was transferred to an unaffiliated property management agent, Trammel Crow Residential Services West, which is entitled to receive an annual management fee equal to 3% of collected rents.

         The Partnership's Annual Report on Form 10-K for the Year ended December 31, 1995 (the "1995 Form 10-K") states that the General Partners own all of the outstanding general partnership interests of the Partnership and no person is known to own beneficially in excess of 5% of the outstanding limited partnership interests.

         The Partnership's audited financial statements for the year ended December 31, 1995, which have been reproduced from the 1995 Form 10- K, and the Partnership's interim financial statements for the Quarter ended September 30, 1996, which have been reproduced from the September 1996 Form 10-Q, are attached hereto as Exhibit C to this Proxy Statement.

         SELECTED FINANCIAL DATA. Set forth below is a summary of certain financial and statistical information with respect to the Partnership, all of which has been excerpted or derived from the 1995 Form 10-K and from the September 1996 10-Q. More comprehensive financial and other information is included in such reports and other documents filed by the Partnership with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all the financial information and related notes contained therein.


                            SELECTED FINANCIAL DATA


                                                          Year Ended December 31,                              Nine Months
                                   ----------------------------------------------------------------------         Ended
                                                                                                               September 30,
                                      1991           1992           1993           1994          1995              1996
                                                                                                               (unaudited)
                                   ----------    -----------     ----------    -----------    ----------     --------------
 Rental revenues                   $5,413,821    $ 4,984,986     $5,109,914     $5,390,358    $5,394,552     $    3,966,912
 Interest and other income            148,113        137,813        131,332         81,885       287,523            178,793

 Total revenues                    $5,561,934    $ 5,122,799     $5,241,246     $5,472,243    $5,682,075     $    4,145,705
                                   ==========    ===========     ==========    ===========    ==========     ==============
 Net income                        $1,376,911    $   972,848     $1,848,761     $1,224,739    $2,498,336     $    1,968,840
                                   ==========    ===========     ==========    ===========    ==========     ==============

 Net income per limited partner    $  0.19       $   0.13        $  0.25        $  0.17       $  0.34        $    0.27
 interest
                                   ==========    ===========     ==========    ===========    ==========     ==============
 Rental property owned at cost
 less accumulated depreciation     46,118,308    $41,001,958     36,424,447     $35,660,38    34,772,331     $   34,248,165
                                   ==========    ===========     ==========    ===========    ==========     ==============

 Distributions to Limited          $6,440,732    $ 6,532,200     $4,885,727     $4,905,234    $2,290,626     $    1,657,076
 Partners
                                   ==========    ===========     ==========    ===========    ==========     ==============

 Total assets                      50,114,552    $44,340,806     41,344,209     $38,577,45    37,684,178     $   38,096,372
                                   ==========    ===========     ==========    ===========    ==========     ==============

                                                                                6
 Total assets per limited partner  $     6.90    $     6.11      $     5.70     $    5.32     $    5.19      $
 interest (1)                                                                                                5.25
                                   ==========    ===========     ==========    ===========    ==========     ==============

 Pro forma total assets per                                                                                  $
 limited partner interest(2)                                                                                 6.00
--------------------

(1)      Assumes 7,258,000 Units issued and outstanding.

(2) The computation of pro forma total assets per limited partner interest is based upon an estimated $39,729,000 of net proceeds from the sale of the rental property, as if such sale had occurred on September 30, 1996.


                    INFORMATION RELATING TO VOTING, SPECIAL
                        MEETING PROCEDURES, AND PROXIES


         This Proxy Statement is furnished in connection with the solicitation of proxies by Everest for the purpose of obtaining authority to call the Special Meeting of the Limited Partners of the Partnership and to vote on behalf of such Limited Partners at the Special Meeting to approve the Proposed Sale, including the related resolution of Limited Partners calling for prompt distribution of the net proceeds of such sale described herein. The proxies solicited hereby also confer authority on the proxy holder named therein (i) to vote in favor of adjournment and reconvening of the Special Meeting at a later time and place if and to the extent Everest believes necessary to solicit additional proxies to obtain approval of the Proposed Sale, and (ii) to vote in the proxy holder's discretion on such other matters as may come before the Special Meeting.

         The Partnership Agreement provides that holders of 10% or more in interest of the Limited Partners may call a special meeting of the Limited Partners by providing appropriate notice to the Managing General Partner requesting that such meeting be called for a date not less than 15 nor more than 60 days after the date such request is received by the Managing General Partner. The Partnership Agreement further provides that the Limited Partners calling such meeting may designate the record date for the determination of Limited Partners entitled to vote at the special meeting called by them and may also designate the time and place of such meeting. The Managing General Partner also may call a special meeting of the Limited Partners under the Partnership Agreement on its own authority. The proxies solicited hereby authorize the proxy holder named therein to give appropriate notice to the Managing General Partner specifying the record date and the time, place and date for the Special Meeting described herein. Everest will give such notice to the Managing General Partner as soon as it determines that it will have sufficient proxies to approve the Proposed Sale and further subject to having received proxies authorizing the calling of the Special Meeting by holders of at least approximately 7.2% of the Partnership's outstanding Units. Within 10 days of receipt of such notice by the Managing General Partner, it will be required under the Partnership Agreement to provide notice of the Special Meeting to all of the Limited Partners.


         Each Limited Partner, including the corporate affiliate of the Managing General Partner that is denominated in the Partnership Agreement as the "Special Limited Partner" and which holds approximately 10% of the Partnership's outstanding Units, will be entitled to cast a number of votes at the Special Meeting equal to that partner's initial "Adjusted Invested Capital" in the Partnership divided by $10. The term "Adjusted Invested Capital" is defined in the Partnership Agreement to mean the amount of the capital contribution to the Partnership made by such Limited Partner (i.e., the amounts paid by such Limited Partner for his Units in the initial public offering thereof), as reduced by all distributions to such Limited Partner made from net proceeds of sales or financing of Partnership assets. Everest believes that there have been no such distributions to date. In the case of Limited Partners who purchased their Units after the initial offering thereof by the Partnership, such Limited Partners' Adjusted Invested Capital is equal to the Adjusted Invested Capital of the Limited Partner or Limited Partners from whom they acquired their Units, as reduced by any subsequent distributions of the foregoing type.

         The Partnership Agreement provides that sales of Partnership property may be approved by the affirmative vote of a "Majority in Interest" of the Limited Partners at a meeting of Limited Partners, without the approval of the General Partners. The term "Majority In Interest" is defined in the Partnership Agreement as the affirmative vote of Limited Partners, including the Special Limited Partner, who collectively have votes equal to more than 50% of the total outstanding votes of the Partnership. Pursuant to such provisions of the Partnership Agreement, the approval of a majority of the outstanding Units, including as outstanding the interests of the Special Limited Partner, will be required to approve the Proposed Sale at the Special Meeting. FAILURE TO VOTE, IN PERSON OR BY PROXY, AT THE SPECIAL MEETING WILL THUS HAVE THE EFFECT OF A VOTE AGAINST THE APPROVAL OF THE PROPOSED SALE. The September 1996 Form 10-Q states that as of September 30, 1996 a total of 7,258,000 Units were issued and outstanding. The

Partnership's Annual Report on Form 10-K for the year ended December 31, 1995, states that there were 6,670 holders of Units of record as of December 31, 1995.

         All duly executed proxy cards received in response to this solicitation will be voted at the Special Meeting in accordance with the instructions specified thereon. If an executed proxy is received that does not specify a choice, such proxies will be voted "FOR" each of the proposals described herein, including adjournment and reconvening of the Special Meeting to the extent Everest believes necessary to solicit additional proxies sufficient to approve the Proposed Sale. A Limited Partner who gives a proxy may revoke it at any time before it is voted at the Special Meeting by executing and delivering a written revocation of such proxy, including a later dated proxy, or by attending the Special Meeting and voting in person.

         ONLY HOLDERS OF UNITS ON THE RECORD DATE MAY GRANT A PROXY WITH RESPECT TO SUCH UNITS. IF UNITS STAND OF RECORD IN THE NAMES OF TWO OR MORE PERSONS, ALL SUCH PERSONS SHOULD SIGN THE PROXY CARD. IF YOUR UNITS ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, NOMINEE OR OTHER INSTITUTION, ONLY SUCH INSTITUTION CAN SIGN A PROXY WITH RESPECT TO YOUR UNITS AND CAN DO SO ONLY AT YOUR DIRECTION. ACCORDINGLY, PLEASE CONTACT YOUR ACCOUNT REPRESENTATIVE AND GIVE YOUR REPRESENTATIVE INSTRUCTIONS FOR A PROXY TO BE SIGNED WITH RESPECT TO YOUR UNITS.


         All costs associated with this solicitation of proxies will be borne by Everest, who will not seek any reimbursement from the Partnership therefor. This solicitation by mail may be supplemented by additional solicitations by telephone, personal contacts or other means. Everest has engaged Morrow & Co., Inc. (the "Solicitor") for solicitation and advisory services in connection with this proxy solicitation. In connection therewith, the Solicitor will be paid reasonable and customary compensation and will be reimbursed for its reasonable out-of-pocket expenses. Everest has also agreed to indemnify the Solicitor against certain liabilities and expenses, including liabilities and expenses under federal securities laws.


         Everest will not pay any fees or commissions to any broker or dealer or other person (other than the Solicitor) for soliciting proxies pursuant to this solicitation. Banks, brokerage houses and other custodians, nominees and fiduciaries, if any, will be requested to forward this Proxy Statement to the customers for whom they hold Units.

               _________________________________________________

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT. IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY EVEREST. THE DELIVERY OF THIS PROXY STATEMENT SHALL NOT UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF EVEREST OR THE PARTNERSHIP SINCE THE DATE HEREOF.
               _________________________________________________

                                                                    EXHIBIT A

                                    FORM OF
                          PURCHASE AND SALE AGREEMENT


         THIS PURCHASE AND SALE AGREEMENT (this "Agreement") is made and entered into as of ____________________, 1997, by and between Century HillCreste Apartment Investors, L.P., a California limited partnership ("Seller"), and Everest Hillcreste Investors, LLC, a California limited liability company.

         IN CONSIDERATION of the respective agreements hereinafter set forth, Seller and Buyer hereby agree as follows:

         1. PROPERTY. Seller hereby agrees to sell and convey to Buyer, and Buyer hereby agrees to purchase from Seller, subject to the terms and conditions set forth herein, the following: (a) that certain real property owned by Seller and located on Ambassador Road, in the City of Los Angeles, State of California, more particularly described in Schedule 1 to the "Deed" (as hereinafter defined) (the "Land"); (b) all rights, privileges and easements appurtenant to the Land, (collectively, the "Appurtenances"); (c) all improvements and fixtures located on the Land and Appurtenances (collectively, the "Improvements", and together with the Land and Appurtenances, the "Real Property"); (d) all tangible personal property owned by Seller located on or in or used in connection with the Real Property as of the date hereof and as of the "Closing Date" (as defined in Paragraph 7 (b) below), including, without limitation, (i) all laundry equipment, recreation equipment, pool and spa furniture and equipment, furnishings in the on-site leasing facility, clubhouse and fitness center, and all air conditioners, refrigerators, dishwashers, ovens/ranges, microwaves and washer/dryer units located in the rental units, and (ii) all those items described Schedule 2 to the "Bill of Sale" (as hereinafter defined) (collectively, the "Tangible Personal Property"); and (e) any intangible personal property now or hereafter owned by Seller and used in the ownership, use or operation or development of the Real Property, and Tangible Personal Property, including, without limitation, the right to use the name "Century HillCreste Apartments" and any goodwill associated therewith, any contract or lease rights (individually or collectively, the "Leases"), and Seller's interest in all security deposits and prepaid rent, if any, under the Leases (provided that Seller's interest in such security deposits and prepaid rent shall not be paid in cash to Buyer upon the Closing but instead shall be transferred in the form of a credit against the Purchase Price pursuant to Paragraph 9 (f) below) and, to the extent assignable, any and all guaranties of the Leases, utility contracts or other agreements or rights relating to the ownership, use and operation of the Real Property or Tangible Personal Property (collectively, the "Intangible Property", and together with the Tangible Personal Property, the "Personal Property"). All of the items referred to in Subparagraphs (a), (b), and (c), (d) and (e) above are collectively referred to herein as the "Property".

         2.      PURCHASE PRICE.

                 (a) The purchase price for the Property is Forty Million Dollars ($40,000,000) subject to reduction by any credits due Buyer hereunder (the "Purchase Price").

                 (b) The Purchase Price shall be paid in full in cash less any credits due Buyer hereunder at closing. Closing shall be accomplished through an escrow ("the Escrow") opened at Chicago Title Company (the "Escrow Holder").

         3.      TITLE TO THE PROPERTY.

                 (a) At the Closing, Seller shall convey to Buyer marketable and insurable fee simple title to the Real Property and Improvements, by duly executed and acknowledged grant deed prepared by Buyer in form reasonably acceptable to Seller (the "Deed"). Evidence of delivery of marketable and insurable fee simple title shall be the issuance by Chicago Title Insurance Company (the "Title Company") to Buyer of an ALTA Owner's Policy of Title Insurance (form B, ref. 10/17/70) in the amount of the Purchase Price, insuring fee simple title to the Real Property and Improvements in Buyer, and without boundary, encroachment or survey exceptions (the "Title Policy"). The Title Policy shall provide full coverage against mechanics' and materialmen's liens and shall contain such special endorsements as Buyer may reasonably require.

                 (b) At the Closing (i) Seller shall transfer title to the Intangible Property, all contracts relating to the use, operation or ownership of the Property which Buyer elects to assume (the "Assigned Contracts") and all applicable permits by an assignment and assumption of Intangible Property prepared by Buyer in form reasonably acceptable to Seller (the "Assignment of Intangible Property") and (ii) Seller shall transfer title to the Leases by an assignment and assumption of Leases prepared by Buyer in form reasonably acceptable to Seller (the "Assignment of Leases"), such title in each case to be free of any liens, encumbrances or interests, other than exceptions to title approved by Buyer pursuant to Paragraph 4 below. Other than those obligations of Seller expressly assumed by Buyer hereunder or under any Closing document, Seller shall pay and be solely responsible for all obligations arising out of the conduct of Seller's business or the operation of the Property prior to Closing.

         4. DUE DILIGENCE. Buyer has obtained a current extended coverage preliminary title report dated July 25, 1996 on the Real Property, issued by Title Company, accompanied by copies of all documents referred to in the report (collectively, the "Preliminary Report"). Title Company's unconditional commitment to issue the Title Policy in approved form and subject only to Items ___ on Schedule B to the Preliminary Report at the Closing shall be a Condition Precedent to Buyer's obligation to proceed with the Closing in addition to the other Conditions Precedent set forth in Paragraph 6 below. In any event, Seller covenants to cause to be released and reconveyed from the Property, and to remove as exceptions to title at or prior to the Closing, any mortgages, deeds of trust, or other monetary encumbrances, assessments or indebtedness shown on the Preliminary Report, except for non-delinquent real property taxes and assessments included on the tax bill with such real property taxes.

         5. SELLER'S DELIVERIES. Seller shall deliver or cause to be delivered to Buyer, or make available for review by Buyer either at the Property or at Seller's offices, at Seller's sole cost and expense, within two
(2) business days following the date of this Agreement, all documents and information relating to the Property, including, without limitation, all Leases, warranties and permits.

         6. CONDITIONS PRECEDENT TO CLOSING. The following are conditions precedent to Buyer's obligation to purchase the Property (the "Conditions Precedent"). The Conditions Precedent are intended solely for the benefit of Buyer and may be waived only by Buyer in writing. In the event any Condition Precedent is not timely satisfied, Buyer may, in its sole and absolute discretion, terminate this Agreement, and all obligations of Buyer and Seller hereunder (except provisions of this Agreement which recite that they survive termination) shall terminate and be of no further force or effect.

                 (a) All of Seller's representations and warranties contained in or made pursuant to this Agreement shall have been true and correct when made and shall be true and correct as of the Closing Date.

                 (b) The physical condition of the Property shall be substantially the same on the day of Closing as on the date of Buyer's execution of this Agreement, reasonable wear and tear excepted.

                 (c) As of the Closing Date, there shall be no litigation or administrative agency or other governmental proceeding of any kind whatsoever, pending or threatened, which after Closing would, in Buyer's sole discretion, materially adversely affect the value of the Property or the ability of Buyer to operate the Property in the manner in which it is currently being operated.

                 (d) Seller shall have fully complied with all of Seller's duties and obligations contained in this Agreement to be complied with at or prior to the Closing, which shall take place not later than January 15, 1997.

                 (e) Buyer shall have confirmed that at least ninety percent (90%) (the "Required Occupancy Level") of the apartment units on the Property are physically occupied by tenants ("Qualified Tenants") who (1) are not in default under their respective Leases and (2) are paying rental at commercially reasonable rates without any special concessions.

         7.      ESCROW; CLOSING.

                 (a) Upon mutual execution of this Agreement, the parties hereto shall deposit an executed counterpart of this Agreement with Escrow Holder and this agreement shall serve as instructions to Escrow Holder for consummation of the purchase and sale contemplated hereby. Seller and Buyer shall execute such supplemental Escrow instructions as may be appropriate to enable Escrow Holder to comply with the terms of this Agreement, provided such supplemental Escrow instructions are not in conflict with this Agreement as it may be amended in writing from time to time. In the event of any conflict between the provisions of this Agreement and any supplemental Escrow instructions signed by Buyer and Seller, the terms of this Agreement shall control.

                 (b) The parties intend for the "Closing" to take place not more than five (5) business days after execution of this Agreement (the "Closing Date").

                 (c) At or before the Closing, Seller shall deliver to Escrow Holder or Buyer the following: (i) a duly executed and acknowledged Deed; (ii) a duly executed Bill of Sale; (iii) originals of all Leases (which may be delivered by leaving the same at the on-site management office of the Property) and two duly executed original counterparts of the Assignment of Leases; (iv) originals of the Assigned Contracts (which may be delivered by leaving the same at the on-site management office of the Property); (v) two duly executed original counterparts of the Assignment of Intangible Property; (vi) such resolutions, authorizations, bylaws or other documents or agreements relating to Seller, its partners and/or the Property as shall be reasonably required by Buyer; and (vii) and notice to tenants in a form reasonably satisfactory to Buyer and Seller.

                 (d) At or before the Closing, Buyer shall deliver to Escrow Holder or Seller the following: (i) the Purchase Price, less any closing credit due to Buyer; (ii) two duly executed original counterparts of the Assignment of Intangible Property; and (iii) two duly executed original counterparts of the Assignment of Leases.

                 (e) Seller and Buyer shall each deposit such other instruments as are reasonably required by Escrow Holder or otherwise required to close the escrow and consummate the purchase of the Property in accordance with the terms hereof and practice customary in Los Angeles County.

                 (f) (i) The following are to be apportioned as of the Closing Date (with Buyer being deemed to own the Property for the entire day of the Closing for purposes of such apportionments), as follows: (1) rent under the Leases shall be apportioned as of the Closing Date, regardless of whether or not such rent has been received by Seller; and (2) Seller shall pay as of the Closing all leasing commission and tenant improvement costs, if any, in connection with any Lease executed on or before the Closing and Buyer shall be entitled to a credit against the Purchase Price for any such commissions or costs incurred in connection with any lease executed on or before the Closing;
(3) Buyer shall be entitled to a credit against the Purchase Price for the total sum of all security deposits paid to Seller by tenants under any Leases, and any interest earned thereon (to the extent interest is earned by the tenants on such security deposits); (4) Seller shall use reasonable efforts to cause all the utility meters to be read on the Closing Date, and will be responsible for the cost of all utilities used prior the Closing Date, except to the extent such utility charges are billed to and paid by tenants directly;
(5) general real estate taxes and assessments included on the tax bill with such real property taxes, which are payable for the fiscal year in which the Closing occurs, shall be prorated by Seller and Buyer as of the Closing Date;
(6) amounts payable under the Assigned Contracts, annual or periodic permit and/or inspection fees (calculated on the basis of the period covered), and liability for other Property operation and maintenance expenses and other recurring costs shall be apportioned as of the Closing Date; (7) Seller and Buyer shall jointly prepare and approve a preliminary Closing Statement on the basis of the Leases and other sources of income and expenses, and shall deliver such computation to Escrow Holder prior to Closing; and (8) if any of the aforesaid prorations cannot be definitely calculated on the Closing Date, then they shall be estimated at the Closing and definitely calculated as soon after the Closing Date as feasible. Either party owing the other party a sum of money based on such subsequent proration(s) and the post closing audit shall promptly pay said sum to the other party.

                   (ii) Seller shall be liable for the premium for the Title Policy, any sales taxes, any county and/or city transfer taxes applicable to the sale, and any costs of obtaining or updating, as applicable, any survey required for the issuance of the Title Policy. Escrow fees and recording fees for recording of the Deed shall be paid fifty percent (50%) by Buyer and fifty percent (50%) by Seller. All other costs and charges of the Escrow not otherwise provided for in this Agreement shall be allocated in accordance with the closing customs for the County where the Property is located. Buyer and Seller shall each be responsible for their respective legal fees to negotiate and execute this Agreement.

                   (iii) The provisions of this Subparagraph (f) shall survive the Closing.

         8. REPRESENTATIONS, WARRANTIES AND COVENANTS OF SELLER. As of the date hereof and again as of Closing, Seller represents and warrants to, and covenants with, Buyer as follows:

                 (a) Seller has not received written notice of, and otherwise has no knowledge of, any material physical or mechanical defects of the Property, including, without limitation, the structural and load-bearing components of the Property, the parking lots, the plumbing, heating, air-conditioning and electrical and life safety systems and building roofs.

                 (b) Seller has not received written notice of, and otherwise has no knowledge of, (i) any non-compliance of the Property or the operation thereof with applicable housing and building codes, environmental, zoning, life safety, laws, rules and regulations related to handicapped or disabled (including without limitation the ADA and the FHAA), land use laws and regulations, and other applicable local, state and federal laws and regulations (collectively, the "Laws"), or (ii) any order or directive of the applicable Department of Building and Safety, Health Department or any other municipal, county, state or federal authority that any work or repair, maintenance or improvement is required to be performed on the Property.

                 (c) Seller has not received written notice of, and otherwise has no knowledge of (i) any condemnation, environmental, zoning or other land-use regulation proceedings, either instituted or planned to be instituted, which would materially and adversely affect the use, operation or value of the Property, or (ii) any special assessment proceedings affecting the Property. Seller shall notify Buyer promptly of any such proceedings of which Seller becomes aware.

                 (d) There are no free rent, abatements, incomplete tenant improvements, rebates, allowances, or other unexpired concessions or rights under any existing or pending Leases (with the exception of those specifically excepted in Exhibit A attached hereto and incorporated herein by this reference). Seller has paid in full all of landlord's leasing costs or obligations with respect to existing leases.

                 (e) This Agreement is, and all documents executed by Seller which are to be delivered to Buyer at the Closing will then be, duly authorized, executed and delivered by Seller, are and at the time of Closing will be legal, valid and binding obligations of Seller enforceable against Seller in accordance with their respective terms.

                 (f) Seller is not a "foreign person" within the meaning of Internal Revenue Code Section 1445(f)(3). Seller is not a person with respect to which California Revenue and Taxation Code Sections 18662, 18668 and 18669 require withholding.

         9. REPRESENTATIONS AND WARRANTIES OF BUYER. Buyer hereby represents and warrants to Seller that this Agreement is, and all documents executed by Buyer which are to be delivered to Seller at the Closing will then be, duly authorized, executed and delivered by Buyer, and are and at the Closing will be legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms.

         10. CONTINUATION AND SURVIVAL. All representations and warranties and covenants by the respective parties contained herein or made in writing pursuant to this Agreement, unless expressly provided to the contrary, shall survive the execution and delivery of this Agreement, the Deed and the Closing for a period of two (2) years.

         11. POSSESSION. Possession of the Property shall be delivered to Buyer on the Closing Date, provided, however, that prior to the Closing Date Seller shall afford authorized representatives of Buyer access to the Property during normal business hours for purposes of satisfying Buyer with respect to the representations, warranties and covenants of Seller contained herein and with respect to satisfaction of any Conditions Precedent to the Closing contained herein.

         12. MAINTENANCE OF THE PROPERTY AND PROPERTY PERSONNEL. Between Seller's execution of this Agreement and the Closing, Seller shall maintain the Property in good order, condition and repair, ordinary wear and tear excepted, shall perform all work required to be performed by the landlord under the terms of any Lease, and shall make all repairs, maintenance and replacements of the Improvements and any Tangible Personal Property and otherwise operate the Property in the same manner as before the making of this Agreement, as if Seller were retaining the Property. After full execution of this Agreement and until the Closing, Seller shall maintain all existing personnel on the Property in their current employment positions at their current rate of compensation, subject to personnel turnover in the ordinary course of business.

         13. LEASING; COLLECTION OF DELINQUENT RENT. Seller shall use commercially reasonable efforts until Closing to lease any vacant space, or space becoming vacant, in the Real Property to tenants at rental amounts and utilizing the criteria Seller used prior to execution of this Agreement and shall otherwise operate the Property in the manner in which it has been
previously operated.   Buyer shall be solely responsible for collection of any
delinquent rent from continuing tenants, which collections for periods prior to Closing shall be promptly paid to Seller. All such collections shall be applied first to the most recent rent due.

         14. INSURANCE. Through the Closing Date, Seller shall maintain or cause to be maintained, at Seller's sole cost and expense, policies of insurance with respect to the Property consistent with such insurance policies as are presently maintained by Seller.

         15. MARKETING. Seller agrees not to market or show the Property to any other prospective purchasers during the term of this Agreement.

         16.     INDEMNITY.   Buyer agrees to indemnify and hold harmless
Seller for all liability arising out of the operation by Buyer of the Property after the Closing.

         17. AS IS PURCHASE. Buyer agrees that, except as expressly set forth herein, it is acquiring the Property on an "as-is, where-is" basis.

         18. MISCELLANEOUS. (a) NOTICES. Any notice, consent or approval required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been given upon (i) hand delivery, (ii) one business day after being deposited with Federal Express or another reliable overnight courier service or next day delivery or transmitted by facsimile transmission, or (iii) two business days after being deposited in the United States mail, registered or certified mail, postage prepaid, return receipt required, and addressed as follows:

                 If to Seller:             __________________________
                                           __________________________
                                           __________________________

                 If to Buyer:              __________________________
                                           __________________________
                                           __________________________

or such other address as either party may from time to time specify in writing to the other.

                 (b) AMENDMENTS. Except as otherwise provided herein, this Agreement may be amended or modified only by a written instrument executed by Seller and Buyer.

                 (c) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of California.

                 (d) COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but any number of which, taken together, shall constitute one and the same instrument.

                 (e) TIME OF THE ESSENCE. Time is of the essence in the transactions contemplated by this Agreement.

                 (f) ATTORNEYS' FEES. In the event any action is brought to enforce or interpret this Agreement, the prevailing party in such action shall be entitled to its reasonable attorneys' fees and costs.



         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


BUYER:                                        SELLER:

EVEREST HILLCRESTE INVESTORS, LLC,            CENTURY HILLCRESTE APARTMENT
a California limited liability company          INVESTORS, L.P.,
                                              a California limited partnership
By:  EVEREST PROPERTIES, LLC, MANAGER



     By: _____________________________        By: ______________________________
         Its Authorized Representative            Its Authorized  Representative



                 EXHIBIT B: RESOLUTIONS OF THE LIMITED PARTNERS
                OF CENTURY HILLCRESTE APARTMENT INVESTORS, L.P.



         WHEREAS, it has been proposed that Century HillCreste Apartment Investors, L.P., a California limited partnership (the "Partnership"), enter into a Purchase and Sale Agreement (the "Purchase Agreement") between the Partnership and Everest Hillcreste Investors, LLC, a California limited liability company ("Everest"), substantially in the form attached as Exhibit A to the Proxy Statement, dated December __, 1996 (the "Proxy Statement") distributed to holders of limited partnership interests in the Partnership (the "Limited Partners"), under which Everest would purchase the Century HillCreste Apartments, together with certain associated Partnership assets (the "HillCreste Apartments"), for $40,000,000 in cash on the terms set forth in the Purchase Agreement; and


         WHEREAS, the Partnership's Agreement of Limited Partnership (the "Partnership Agreement") provides that sales of Partnership property may be approved by the affirmative vote of a Majority in Interest of the Limited Partners at a meeting of Limited Partners, without the approval or consent of National Partnership Investments Corp., the Partnership's managing general partner (the "Managing General Partner"), or any other general partner of the Partnership.

         NOW, THEREFORE, BE IT RESOLVED, that the Managing General Partner of the Partnership is hereby authorized and directed to sell the HillCreste Apartments to Everest on substantially the terms set forth in the Purchase Agreement;

         RESOLVED FURTHER, that the Managing General Partner is hereby authorized and directed to execute and deliver, on behalf of and in the name of the Partnership, the Purchase Agreement, with such amendments thereto as the Managing General Partner and Everest shall deem appropriate and not inconsistent with the material terms of the form of Purchase Agreement attached as Exhibit A to the Proxy Statement, such Managing General Partner's approval in that regard to be conclusively evidenced by its execution of the Purchase Agreement, and such other documents, instruments, agreements, certificates and other matters as may be necessary or desirable in order to consummate the sale of the HillCreste Apartments to Everest as provided in the Purchase Agreement;

         RESOLVED FURTHER, that the Managing General Partner is hereby requested to distribute to the partners of the Partnership the available proceeds of the sale of the HillCreste Apartments within 10 days of the completion of such sale or as soon thereafter as practicable;

         RESOLVED FURTHER, that the Managing General is hereby further authorized, empowered and directed, on behalf of and in the name of the Partnership, to take or cause to be taken in the name of the Partnership all such other and further actions, and to execute, acknowledge, deliver and file any and all agreements or other instruments in such form as may be required and to incur such expense, as in its judgment is reasonably necessary, proper or convenient in order to carry out and implement the purposes and intentions of the foregoing resolutions and to consummate the sale of the HillCreste Apartments by the Partnership to Everest and promptly thereafter distribute the available proceeds of the sale of the HillCreste Apartments; and

         RESOLVED FURTHER, that any and all agreements, documents and instruments executed and delivered on behalf of the Partnership pursuant to the foregoing resolutions shall be deemed to be the act and deed of the Partnership and shall be binding and enforceable against the Partnership in all respects.

                                                                     EXHIBIT C


        EXHIBIT C:  THE PARTNERSHIP'S FINANCIAL STATEMENTS

        The following audited financial statements of the Century Hillcreste Apartment Investors, L.P. (the "Partnership") for the Year ended December 31, 1995 have been reproduced from the Annual Report on Form 10-K for the year ended December 31, 1995 of the Partnership.


ITEM 14.  FINANCIAL STATEMENTS, SCHEDULES, EXHIBITS AND REPORTS ON FORM 8-K:

FINANCIAL STATEMENTS

Reports of Independent Public Accountants.

Balance Sheets as of December 31, 1995 and 1994.

Statements of Income for the years ended December 31, 1995, 1994 and 1993.

Statements of Partners' Capital (Deficiency) for the years ended December, 31, 1995, 1994 and 1993.

Statements of Cash Flows for the years ended December 31, 1995, 1994 and 1993.

Notes to Financial Statements.

FINANCIAL STATEMENT SCHEDULE:

Schedule III - Real Estate and Accumulated Depreciation, December 31, 1995.

The remaining schedules are omitted because any required information is included in the financial statements and notes thereto, or they are not applicable or not required.

                  CENTURY HILLCRESTE APARTMENT INVESTORS, L.P.
                       (a California Limited Partnership)

                             FINANCIAL STATEMENTS,
                         FINANCIAL STATEMENT SCHEDULES
                  AND INDEPENDENT PUBLIC ACCOUNTANTS' REPORTS
                               DECEMBER 31, 1995

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Partners of
Century HillCreste Apartment Investors, L.P.
(A California Limited partnership)

We have audited the accompanying balance sheets of Century HillCreste Apartment Investors, L.P. (a California Limited partnership) as of December 31, 1995 and 1994, and the related statements of income, partners' capital (deficiency) and cash flows for the years then ended. Our audits also included the financial statement schedule listed in the index at Item 14. These financial statements and financial statement schedule are the responsibility of the management of the Partnership. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Century HillCreste Apartment Investors, L.P. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP

Los Angeles, California
March 29, 1996

                  CENTURY HILLCRESTE APARTMENTS INVESTORS, L.P.
                       (A CALIFORNIA LIMITED PARTNERSHIP)

                                 BALANCE SHEETS

                           DECEMBER 31, 1995 AND 1994

                                     ASSETS

                                             1995          1994
                                          -----------   -----------
RENTAL PROPERTY (Notes 1, 2 and 3)        $34,772,331   $35,660,385

CASH AND CASH EQUIVALENTS (Note 1)          2,738,045     2,425,486

RESTRICTED CASH (Notes 1 and 5)               158,700       158,700

OTHER ASSETS (Note 5)                          15,102       332,885
                                          -----------   -----------
                                          $37,684,178   $38,577,456
                                          ===========   ===========

      LIABILITIES AND PARTNERS' CAPITAL

ACCOUNTS PAYABLE AND ACCRUED
      LIABILITIES (Note 4)                $   359,359   $   414,023

LIABILITY FOR EARTHQUAKE LOSS (Note 5)           --       1,091,723

DUE TO GENERAL PARTNERS (Note 4)              150,000        91,331

PREPAID RENT                                   46,965        22,732

SECURITY DEPOSITS                             310,099       320,340
                                          -----------   -----------
                                              866,423     1,940,149

COMMITMENTS AND CONTINGENCIES (Note 5)

PARTNERS' CAPITAL (Note 1)                 36,817,755    36,637,307
                                          -----------   -----------
                                          $37,684,178   $38,577,456
                                          ===========   ===========

    The accompanying notes are an integral part of these financial statements

                  CENTURY HILLCRESTE APARTMENTS INVESTORS, L.P.
                       (A CALIFORNIA LIMITED PARTNERSHIP)

                              STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                  1995         1994          1993
                                               ----------   ----------   ----------
REVENUES
     Rental income                             $5,394,552   $5,390,358   $5,109,914
     Interest and other income (Note 3)           287,523       81,885      131,332
                                               ----------   ----------   ----------
                                                5,682,075    5,472,243    5,241,246
                                               ----------   ----------   ----------
EXPENSES
     Operating (Note 4)                         1,178,744    1,076,682    1,055,706
     Property taxes                               422,121      525,867      394,042
     Management fee - related party (Note 4)      181,375      273,130      257,142
     General and administrative (Note 4)          651,783      513,638      335,045
     Depreciation                                 713,054      716,572    1,350,550
     Provision for earthquake loss (Note 5)        36,662    1,141,615         --
                                               ----------   ----------   ----------
                                                3,183,739    4,247,504    3,392,485
                                               ----------   ----------   ----------
NET INCOME                                     $2,498,336   $1,224,739   $1,848,761
                                               ==========   ==========   ==========

NET INCOME PER LIMITED
     PARTNERSHIP INTEREST                      $     0.34   $     0.17   $     0.25
                                               ==========   ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                  CENTURY HILLCRESTE APARTMENTS INVESTORS, L.P.
                       (A CALIFORNIA LIMITED PARTNERSHIP)

                  STATEMENTS OF PARTNERS' CAPITAL (DEFICIENCY)
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                       Special Limited
                              General        Limited       Partner
                             Partners       Partners      (Note 1)          Total
                             ---------    ------------    ---------      ------------
BALANCE, JANUARY 1, 1993     $(217,343)   $ 43,671,010    $      --      $ 43,453,667

DISTRIBUTIONS                     --        (4,885,727)          --        (4,885,727)

NET INCOME FOR 1993             18,488       1,830,273           --         1,848,761
                             ---------    ------------    ---------      ------------
BALANCE, DECEMBER 31, 1993    (198,855)     40,615,556           --        40,416,701

DISTRIBUTIONS                  (98,899)     (4,905,234)          --        (5,004,133)

NET INCOME FOR 1994             12,247       1,212,492           --         1,224,739
                             ---------    ------------    ---------      ------------
BALANCE, DECEMBER 31, 1994    (285,507)     36,922,814           --        36,637,307

DISTRIBUTIONS                  (27,262)     (2,290,626)                    (2,317,888)

NET INCOME FOR 1995             24,983       2,473,353           --         2,498,336
                             ---------    ------------    ---------      ------------
BALANCE, DECEMBER 31, 1995   $(287,786)   $ 37,105,541    $      --      $ 36,817,755
                             =========    ============    =========      ============

   The accompanying notes are an integral part of these financial statements.

                  CENTURY HILLCRESTE APARTMENTS INVESTORS, L.P.
                       (A CALIFORNIA LIMITED PARTNERSHIP)

                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                            1995            1994           1993
                                                                         -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
       Net income                                                        $ 2,498,336    $ 1,224,739    $ 1,848,761
       Adjustments to reconcile net income to net
          cash provided by operating activities:
             Depreciation                                                    713,054        716,572      1,350,550
             Provision for earthquake loss                                    36,662      1,141,615           --
             Decrease (increase) in other assets                             317,783        324,066       (328,185)
             Increase (decrease) in accounts payable and
                 accrued liabilities                                         (54,664)      (396,000)        33,343
             Increase in due to general partners                              58,669         91,331           --
             Decrease in security deposits                                   (10,241)       (13,430)        (6,825)
             Increase (decrease) in prepaid rent                              24,233        (30,465)        13,851
                                                                         -----------    -----------    -----------
                    Net cash provided by operating activities              3,583,832      3,058,428      2,911,495
                                                                         -----------    -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:

       Redemption of short term investments                                     --        1,451,600           --
       Increase in restricted cash                                              --         (158,700)          --
       Payments received pursuant to the minimum
          distribution guarantee                                             175,000      2,992,712      1,105,317
       Insurance proceeds for earthquake loss                                   --          355,448           --
       Earthquake loss payments                                           (1,128,385)      (405,340)          --
                                                                         -----------    -----------    -----------
                   Net cash provided (used in) by investing activities      (953,385)     4,235,720      1,105,317
                                                                         -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
       Distributions to partners                                          (2,317,888)    (5,004,133)    (4,885,727)
                                                                         -----------    -----------    -----------
NET INCREASE (DECREASE) IN CASH
       AND CASH EQUIVALENTS                                                  312,559      2,290,015       (868,915)

CASH AND CASH EQUIVALENTS, beginning of year                               2,425,486        135,471      1,004,386
                                                                         -----------    -----------    -----------
CASH AND CASH EQUIVALENTS, end of year                                   $ 2,738,045    $ 2,425,486    $   135,471
                                                                         ===========    ===========    ===========
SUPPLEMENTAL DISCLOSURE OF
   CASH FLOW INFORMATION
       Reduction in rental property resulting from
          minimum distribution guarantee receivable                      $      --      $      --      $ 2,945,222
                                                                         ===========    ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                  CENTURY HILLCRESTE APARTMENT INVESTORS, L.P.
                       (a California Limited Partnership)

                          NOTES TO FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Organization

         Century HillCreste Apartment Investors, L.P. (the "Partnership"), a California limited partnership, was formed on June 6, 1988, with National Partnership Investments Corp. (the "Managing General Partner"), and HillCreste Properties Inc. (the "Non-Managing General Partner") as the general partners. On October 26, 1988, the Partnership issued to investors (the "Limited Partners") 7,258,000 depositary units (each depositary unit being entitled to the beneficial interest of a limited partnership interest), for a total amount raised of $72,580,000, through a public offering.

         Concurrent with the issuance of the depositary units, the Partnership purchased a 315-unit apartment complex in the Century City area of Los Angeles, California (the "Property") from Casden Properties (the "Seller"). To complete the purchase of the Property, the Seller purchased a 10% special limited partnership interest in the Partnership for $6,855,000.

         Among other things, the Partnership Agreement provides that the 10% special limited partnership interest be subordinate to the other Limited Partners' specified priority return in the case of distributions of net cash flow from operations, plus the other Limited Partners' return of capital in the case of net sales or refinancing distribution proceeds.

         Casden Investment Corporation, an affiliate of the Seller, owns 100% of the outstanding common stock of NAPICO. DA Group Holdings Inc. owns 100% of the stock of HillCreste Properties Inc.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Depreciation

         Depreciation is reported using the straight-line method over the estimated useful lives of the buildings and equipment as follows:

            Buildings                                        35 years
            Furniture and equipment                           5 years

         Minimum Distribution Guarantee

         The minimum distribution guarantee payments from the Seller have been reflected as a reduction in the carrying amount of the Property.

         For its contribution of $6,855,000, the Seller has rights to receive an allocation of the Partnership's net cash from operations after the Limited Partners receive a specified priority return.

                  CENTURY HILLCRESTE APARTMENT INVESTORS, L.P.
                       (a California Limited Partnership)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Cash and Cash Equivalents

         Cash and cash equivalents consist of cash and bank certificates of deposit with an original maturity of three months or less.

         Restricted Cash

         Restricted cash consists of bank certificates of deposits assigned to the City of Los Angeles in lieu of purchasing a subdivision improvement bond to effectuate the privatization of city streets located within the Property's perimeter (see Note 5).

         Income Taxes

         No provision has been made for income taxes in the accompanying financial statements since such taxes, if any, are the liability of the partners.

         Net Income Per Limited Partner Unit

         Net income per limited partner unit was computed by dividing the Limited Partners' share of net income (99%) by the number of limited partner units outstanding during the year. The number of limited partner units was 7,258,000 for all years presented.

         Reclassifications

         Certain reclassifications have been made to the 1994 financial statements to conform to the 1995 presentation.

2.       RENTAL PROPERTY

         At December 31, 1995 and 1994, rental property consists of the following:

                                                 1995               1994
                                              -----------        ----------
       Land                                   $16,175,000        $16,175,000
       Buildings                               24,869,402         25,044,402
       Furniture and equipment                  3,870,000          3,870,000
                                             ------------        -----------
                                               44,914,402         45,089,402

       Less:  Accumulated depreciation         10,142,071          9,429,017
                                              -----------        -----------

                                              $34,772,331        $35,660,385
                                              ===========        ===========

                  CENTURY HILLCRESTE APARTMENT INVESTORS, L.P.
                       (a California Limited Partnership)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

3.       MINIMUM DISTRIBUTION GUARANTEE RECEIVABLE FROM PARTNER

         The Minimum Distribution Guarantee Agreement (the "Guarantee Agreement") required the Seller, who is also the Special Limited Partner, to make payments to the Partnership, if and when necessary, in an amount sufficient to enable the Partnership to provide the Limited Partners with distributions sufficient to achieve a minimum annual return upon the Limited Partners' investment in the Partnership, through December 31, 1993, as follows:

             Years Ended December 31,       Annual Return on Investment
             ------------------------       ---------------------------
                       1988                            8.0%
                       1989                            8.0%
                       1990                            8.5%
                       1991                            9.0%
                       1992                            9.0%
                       1993                            9.0%

         Pursuant to the Memorandum of Understanding entered into on August 11, 1995, the Seller agreed to pay to the Partnership, the sum of $350,000 in two equal installments of $175,000 each; the first such $175,000 payment was made in August 1995 and the second payment was to be made on February 11, 1996 (but has not yet been made). These payments represent the amount of a real estate tax refund received in 1994 for overpayment of prior year taxes which had previously been offset against amounts receivable from the Seller under the Guarantee Agreement. Because certain disputes have arisen among the parties, the Seller has not yet paid the second installment of $175,000, which is not reflected in the accompanying financial statements.

         Through December 31, 1995, the Seller has funded a total of $12,955,998 directly to the Partnership for distributions to the Limited Partners pursuant to the Guarantee Agreement, which includes the $175,000 paid in August 1995, referred to above. The period covered by the Guarantee Agreement expired on December 31, 1993. Except with respect to the payments made or to be made pursuant to the Memorandum of Understanding, commencing in 1994, distributions, if any, to the Partners are made from cash flow from operations. The minimum distribution guarantee payments from the Seller have been reflected as a reduction in the Partnership's basis in the Property.

         In addition, in August 1995, the Seller made an additional payment of $135,000 to the Partnership pursuant to the Memorandum of Understanding entered into on August 11, 1995, which amount represents interest on late payments to the Partnership covering the period from the second quarter of 1991 to the fourth quarter of 1993 pursuant to the Guarantee Agreement.

4.       FEES PAID TO MANAGING GENERAL PARTNER AND AFFILIATES

         In accordance with the Partnership Agreement, certain fees and reimbursements are paid to the general partners and their affiliates as follows:

         a. A partnership management fee of $50,000 annually is paid to the Managing General Partner. This fee is included in general and administrative expenses for 1995, 1994 and 1993.

                  CENTURY HILLCRESTE APARTMENT INVESTORS, L.P.
                       (a California Limited Partnership)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

4.       FEES PAID TO MANAGING GENERAL PARTNERS AND AFFILIATES (CONTINUED)

         b. Prior to February 1, 1995, a property management fee equal to 5% of collected revenues was paid to an affiliate of the Managing General Partner. Effective February 1, 1995, the property management fee was reduced to 3%. On January 1, 1996, property management was transferred to an unaffiliated agent, who manages the property for a fee of 3% of rental revenues. The property management fees paid to the affiliate for the years ended December 31, 1995, 1994 and 1993 were $181,375, $273,130 and $257,142, respectively. Additionally, the Partnership paid approximately $41,700, $21,200 and $53,500 for the years ended December 31, 1995, 1994 and 1993, respectively, to an affiliate of the Managing General Partner for maintenance services.

         c. Through December 1990, partnership expense reimbursements, not to exceed $50,000 annually, were paid to the Non-Managing General Partner. The 1990 reimbursement has been accrued and is included in accounts payable and accrued liabilities at December 31, 1995 and 1994. The Non-Managing General Partner has requested reimbursement for expenses for 1991 through 1995, however, the Managing General Partner is disputing such reimbursements and none have been paid or accrued.

         d. Payments in the amount of approximately $376,000 were made to an affiliate of the Managing General Partner, in connection with earthquake related repairs during the year ended December 31, 1994 (see Note 5). These amounts were included in the provision for earthquake damage.

         e. 1% of distributions (as defined in the Partnership Agreement) is payable quarterly to the Managing General Partner. The fees paid for the years ended December 31, 1995, 1994 and 1993 were $27,262, $98,899 and $0, respectively.

         f. The Partnership is obligated to pay certain fees to the Managing General Partner or its affiliates upon sale of the Property. The payment of such fees is subordinated to certain preferred returns to the Limited Partners.

         At December 31, 1995, $150,000 was estimated as due to the Non-Managing General Partner for reimbursement of professional fees paid on behalf of the Partnership in connection with issues raised in the Memorandum of Understanding. At December 31, 1994, approximately $91,000 was due the Managing General Partner for reimbursement of professional fees paid on behalf of the Partnership. This amount was paid in 1995.

5.       COMMITMENTS AND CONTINGENCIES

         a. On January 17, 1994, the Property sustained damage due to the earthquake in the Los Angeles area (the "Northridge Earthquake"). For the years ended December 31, 1995 and 1994, approximately $37,000, and $1,142,000, respectively, has been provided for repairing the damage caused by the Northridge Earthquake.

                 Based on a determination by the building's insurance carrier that the loss suffered by the Property as a result of the Northridge Earthquake was $1,537,718, the Partnership received in August 1994 a net insurance settlement in the amount of $355,448. This amount was determined by reducing the gross amount of the loss by: (a) the deductible provided for in the policy in the amount of $1,071,808; (b) the $34,095 paid to the independent public adjuster that processed the building's claim; and (c) the insurance company's holdback of $76,367. The insurance settlement of $355,448 has been offset against the provision for earthquake loss.

                  CENTURY HILLCRESTE APARTMENT INVESTORS, L.P.
                       (a California Limited Partnership)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

5.       COMMITMENTS AND CONTINGENCIES (CONTINUED)

         b. Approvals from the City of Los Angeles were obtained to "privatize" the streets and alleys providing access to the Property and to construct wrought iron security fencing with controlled entrances into the Property. The final resolution vacating the streets and alleys was approved on December 31, 1994. Landscape and architectural drawings have been prepared for the construction of the perimeter fencing and related improvements, including a guardhouse at the Ambassador Street entrance and a directory/trellis at the Peerless Street location. These plans were approved and a building permit was issued by the City of Los Angeles on June 20, 1995. This permit was to expire on December 20, 1995, however, a six month extension to June 20, 1996 was approved.

                 As a condition to its approval of the proposed "privatization", the City of Los Angeles requires the construction of a storm drain and related improvements, for which an improvement agreement and guarantee in the amount $158,000 has been filed with the City of Los Angeles.

                 Presently, plans for the improvements are being bid out and other construction coordination issues are being resolved. Thereafter, the work on the improvements will commence.

         c. The Managing General Partner of the Partnership is a plaintiff in various lawsuits and has also been named as a defendant in other lawsuits arising from transactions in the ordinary course of business. In the opinion of management and the Managing General Partner, the claims will not result in any material liability to the Partnership.

6.       FAIR VALUE OF FINANCIAL INSTRUMENTS

         Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments. The carrying amount of assets and liabilities reported on the balance sheets that require such disclosure approximates fair value due to their short-term maturity.

                                                                    SCHEDULE III


                  CENTURY HILLCRESTE APARTMENT INVESTORS, L.P.
                    REAL ESTATE AND ACCUMULATED DEPRECIATION
                               DECEMBER 31, 1995

NOTES: 1.     Rental property is stated at cost.  Depreciation is provided for on the straight-line method over the estimated useful lives of the assets. Substantially all of the apartments are leased on a month-to-month basis.

       2. The total cost of land, buildings, and equipment for federal income tax purposes at December 31, 1995 is approximately $51,053,790.

       3.     Investment in rental property:

                                                Buildings,
                                                Furniture
                                                   and
                                   Land         Equipment        Total
                                   -----       -----------      -------
Balance, January 1, 1993        $16,175,000    $32,188,853    $48,363,853

Less:  minimum distribution
  guarantee amounts funded
  and accrued in 1993                -          (3,226,961)    (3,226,961)
                                -----------    -----------    -----------

Balance, December 31, 1993       16,175,000     28,961,892     45,136,892

Less:  minimum distribution
  guarantee amounts funded
  in 1994                            -             (47,490)       (47,490)
                                -----------    -----------    -----------

Balance, December 31, 1994       16,175,000     28,914,402     45,089,402

Less:  minimum distribution
  guarantee amounts funded
  in 1995                            -            (175,000)      (175,000)
                                -----------    -----------    -----------

Balance, December 31, 1995      $16,175,000    $28,739,402    $44,914,402
                                ===========    ===========    ===========

                                                                    SCHEDULE III
                                                                     (Continued)

                  CENTURY HILLCRESTE APARTMENT INVESTORS, L.P.
                    REAL ESTATE AND ACCUMULATED DEPRECIATION
                               DECEMBER 31, 1995



                                                          Buildings,
                                                          Furniture
                                                             and
                                                          Equipment
                                                          ---------
Accumulated Depreciation:
- -------------------------

Balance, January 1, 1993                                $ 7,361,895

Provision for the year ended
December 31, 1993                                         1,350,550
                                                        -----------

Balance, December 31, 1993                                8,712,445

Provision for the year ended
December 31, 1994                                           716,572
                                                        -----------

Balance, December 31, 1994                                9,429,017

Provision for the year ended
December 31, 1995                                           713,054
                                                        -----------

Balance, December 31, 1995                              $10,142,071
                                                        ===========

        The following interim financial statements for the Quarter ended September 30, 1996 of Century HillCreste Apartment Investors, L.P. (the "Partnership") have been reproduced from the Quarterly Report on Form 10-Q for the Quarter ended September 30, 1996 of the Partnership.



                  CENTURY HILLCRESTE APARTMENT INVESTORS, L.P.
                       (A CALIFORNIA LIMITED PARTNERSHIP)

                               INDEX TO FORM 10-Q

                    FOR THE QUARTER ENDED SEPTEMBER 30, 1996



PART I.  FINANCIAL INFORMATION

       Item 1.  Financial Statements and Notes to Financial Statements

                     Balance Sheets, September 30, 1996 and December 31, 1995   . . . . . . . . . . . . . .

                     Statements of Operations,
                            Nine and Three Months Ended September 30, 1996 and 1995   . . . . . . . . . . .

                     Statement of Partners' Capital (Deficiency)
                            Nine Months Ended September 30, 1996    . . . . . . . . . . . . . . . . . . . .

                     Statements of Cash Flows
                            Nine Months Ended September 30, 1996 and 1995   . . . . . . . . . . . . . . . .

                     Notes to Financial Statements    . . . . . . . . . . . . . . . . . . . . . . . . . . .

                 CENTURY HILLCRESTE APARTMENTS INVESTORS, L.P.
                       (A CALIFORNIA LIMITED PARTNERSHIP)

                                 BALANCE SHEETS

                    SEPTEMBER 30, 1996 AND DECEMBER 31, 1995


                                     ASSETS

                                                            1996              1995
                                                         (Unaudited)        (Audited)
                                                        -------------     -------------
RENTAL PROPERTY (Notes 1, 2 and 3)                      $  34,248,165     $  34,772,331

CASH AND CASH EQUIVALENTS (Note 1)                          3,596,995         2,738,045

RESTRICTED CASH (Notes 1 and 4)                               158,700           158,700

OTHER ASSETS (Note 5)                                          92,512            15,102

                                                        -------------     -------------

                                                        $  38,096,372     $  37,684,178
                                                        =============     =============


                         LIABILITIES AND PARTNERS' CAPITAL

ACCOUNTS PAYABLE AND ACCRUED
      LIABILITIES (Note 3)                              $     579,132     $     359,359

DUE TO GENERAL PARTNER (Note 3)                                 -               150,000

PREPAID RENT                                                   70,445            46,965

SECURITY DEPOSITS                                             328,526           310,099
                                                        -------------     -------------

                                                              978,103           866,423

COMMITMENTS AND CONTINGENCIES (Note 4)

PARTNERS' CAPITAL (Note 1)                                 37,118,269        36,817,755
                                                        -------------     -------------

                                                        $  38,096,372     $  37,684,178
                                                        =============     =============


The accompanying notes are an integral part of these financial statements.

                 CENTURY HILLCRESTE APARTMENTS INVESTORS, L.P.
                       (A CALIFORNIA LIMITED PARTNERSHIP)

                              STATEMENTS OF INCOME

            NINE AND THREE MONTHS ENDED SEPTEMBER 30, 1996  AND 1995

                                  (Unaudited)

                                                               Nine months      Three months       Nine months      Three months
                                                                  ended             ended             ended             ended
                                                             Sept. 30, 1996    Sept. 30, 1996    Sept. 30, 1995    Sept. 30, 1995
                                                             ---------------   ---------------   ---------------   ---------------
REVENUES
     Rental income                                           $     3,966,912   $     1,364,743   $     4,045,047   $     1,353,957
     Interest and other income (Notes 1 and 3)                       178,793            46,967           368,163           177,432
                                                             ---------------   ---------------   ---------------   ---------------

                                                                   4,145,705         1,411,710         4,413,210         1,531,389
                                                             ---------------   ---------------   ---------------   ---------------


EXPENSES
     Operating (Note 3)                                              859,409           333,754           993,132           288,079
     Property taxes                                                  312,340           178,818           408,076           134,741
     Management fee - related party
         in 1995 (Note 3)                                            150,550            71,038           142,543            41,026
     General and administrative (Note 3)                             325,400            90,870           440,256           226,788
     Depreciation                                                    529,166           176,389           536,667           178,889
     Earthquake loss                                                  -                 -                 25,000            25,000
                                                             ---------------   ---------------   ---------------   ---------------

                                                                   2,176,865           850,869         2,545,674           894,523
                                                             ---------------   ---------------   ---------------   ---------------

NET INCOME                                                   $     1,968,840   $       560,841   $     1,867,536   $       636,866
                                                             ===============   ===============   ===============   ===============

NET INCOME PER LIMITED
     PARTNERSHIP INTEREST                                    $          0.27   $          0.08   $          0.26   $          0.09
                                                             ===============   ===============   ===============   ===============


The accompanying notes are an integral part of these financial statements.

                 CENTURY HILLCRESTE APARTMENTS INVESTORS, L.P.
                       (A CALIFORNIA LIMITED PARTNERSHIP)

                  STATEMENT OF PARTNERS' CAPITAL (DEFICIENCY)

                      NINE MONTHS ENDED SEPTEMBER 30, 1996

                                  (Unaudited)

                                                                                   Special Limited
                                                General            Limited             Partner
                                               Partners           Partners            (Note 1)              Total
                                             -------------      -------------      ---------------      -------------
PARTNERSHIP INTERESTS,
   September 30, 1996                                               7,258,000
                                                                =============

BALANCE, January 1, 1996                     $    (287,786)     $  37,105,541      $        -           $  36,817,755

Distributions                                      (11,250)        (1,657,076)              -              (1,668,326)

Net income for the nine months
ended September 30, 1996                            19,688          1,949,152               -               1,968,840
                                             -------------      -------------      ---------------      -------------

BALANCE, September 30, 1996                  $    (279,348)     $  37,397,617      $        -           $  37,118,269
                                             =============      =============      ================     =============


The accompanying notes are an integral part of these financial statements.

                 CENTURY HILLCRESTE APARTMENTS INVESTORS, L.P.
                       (A CALIFORNIA LIMITED PARTNERSHIP)

                            STATEMENTS OF CASH FLOWS

                 NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

                                  (Unaudited)


                                                                        1996              1995
                                                                    ------------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net  income                                                       $  1,968,840     $  1,867,536
  Adjustments to reconcile net income to net
     cash provided by operating activities:
        Depreciation                                                     529,166          536,667
        (Increase) decrease in other assets                              (77,410)         289,098
        Increase (decrease) in accounts payable and
            accrued liabilities                                          219,773         (575,688)
        Decrease in due to general partner                              (150,000)         (91,331)
        Increase (decrease)  in security deposits                         18,427           (3,808)
        Increase (decrease) in prepaid rent                               23,480           (6,251)
                                                                    ------------     ------------

               Net cash provided by operating activities               2,532,276        2,016,223
                                                                    ------------     ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in fixed assets                                              (180,000)          -
  Payments pursuant to the minimum distribution guarantee                175,000          175,000
  Distributions to partners                                           (1,668,326)      (1,628,576)
                                                                    ------------     ------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                858,950          562,647

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                         2,738,045        2,425,486
                                                                    ------------     ------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                            $  3,596,995     $  2,988,133
                                                                    ============     ============



The accompanying notes are an integral part of these financial statements.

                  CENTURY HILLCRESTE APARTMENT INVESTORS, L.P.
                       (A CALIFORNIA LIMITED PARTNERSHIP)

                         NOTES TO FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1996


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         GENERAL

         The information contained in the following notes to the financial statements is condensed from that which would appear in the annual financial statements; accordingly, the financial statements included herein should be reviewed in conjunction with the financial statements and related notes thereto contained in the Annual Report for the year ended December 31, 1995 prepared by Century HillCreste Apartment Investors, L.P. (the "Partnership"). Accounting measurements at interim dates inherently involve greater reliance on estimates than at year end. The results of operations for the interim periods presented are not necessarily indicative of the results for the entire year.

         In the opinion of NAPICO, the accompanying unaudited financial statements contain all adjustments (consisting primarily of normal recurring accruals) necessary to present fairly the financial position as of September 30, 1996, and the results of operations for the nine and three months then ended and changes in cash flows for the nine months then ended.

         ORGANIZATION

         The Partnership, a California limited partnership, was formed on June 6, 1988, with National Partnership Investments Corp. ("NAPICO" or the "Managing General Partner"), and HillCreste Properties Inc. (the Non-Managing General Partner") as general partners. On October 26, 1988, the Partnership issued to investors (the "Limited Partners") 7,258,000 depositary units (each depositary unit being entitled to the beneficial interest of a limited partnership interest) for a total amount raised of $72,580,000, through a public offering.

         Concurrent with the issuance of the depositary units, the Partnership purchased a 315-unit luxury apartment complex in West Los Angeles, California (the "Property") from Casden Properties (hereinafter referred to as the "Seller"), an affiliate of the Managing General Partner. To complete the purchase of the Property, the Seller purchased a 10% special limited partnership interest in the Partnership for $6,855,000. For its contribution, the Seller has rights to receive an allocation of the Partnership's net cash from operations after the Limited Partners receive a specified priority return, all as more particularly set forth in the Partnership Agreement.

         Among other provisions, the Partnership Agreement provides that the 10% special limited partnership interest is subordinate to the other Limited Partners' specified priority return in the case of distributions of net cash flow from operations, plus the other Limited Partners' return of capital in the case of net sales or refinancing proceeds.

         Casden Investment Corporation, an affiliate of the Seller, owns all of the outstanding common stock of NAPICO. DA Group Holdings Inc. owns 100% of the stock of HillCreste Properties Inc.

                  CENTURY HILLCRESTE APARTMENT INVESTORS, L.P.
                       (A CALIFORNIA LIMITED PARTNERSHIP)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                               SEPTEMBER 30, 1996

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         MINIMUM DISTRIBUTION GUARANTEE

         The Minimum Distribution Guarantee Agreement (the "Guarantee Agreement") required the Seller, who is also the special limited partner of the Partnership, to make certain payments to the Partnership, if and when necessary, in an amount sufficient to enable the Partnership to provide the Limited Partners with distributions sufficient to achieve a minimum annual return based upon the Limited Partners' investment in the Partnership, through December 31, 1993, as follows:

           Years Ended December 31,        Annual Return on Investment
           ------------------------        ---------------------------
                   1988                            8.0%

                   1989                            8.0%

                   1990                            8.5%

                   1991                            9.0%

                   1992                            9.0%

                   1993                            9.0%


         Pursuant to a Memorandum of Understanding entered into on August 11, 1995, the Seller agreed to pay to the Partnership the sum of $350,000 in two equal installments of $175,000 each; the first such $175,000 payment was made in August 1995 and the second payment was made in May 1996. These payments represent the amount of a real estate tax refund received in 1994 for overpayment of prior year taxes which had previously been offset against amounts receivable from the Seller under the Guarantee Agreement.

         Through September 30, 1996, the Seller has funded a total of $13,130,998 directly to the Partnership for distributions to the Limited Partners pursuant to the Guarantee Agreement, which amount includes the $350,000 referred to above. The period covered by the Guarantee Agreement expired on December 31, 1993. Except with respect to the payments made pursuant to the Memorandum of Understanding, commencing in 1994, distributions, if any, to the Partners are made from cash flow from operations. The minimum distribution guarantee payments from the Seller have been reflected as a reduction in the carrying amount of the Property.

         In addition, in August 1995, the Seller made an additional payment of $135,000 to the Partnership pursuant to the Memorandum of Understanding, which amount represents interest on late payments to the Partnership made pursuant to the Guarantee Agreement covering the period from the second quarter of 1991 to the fourth quarter of 1993.

                  CENTURY HILLCRESTE APARTMENT INVESTORS, L.P.
                       (A CALIFORNIA LIMITED PARTNERSHIP)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                               SEPTEMBER 30, 1996

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         DEPRECIATION

         Depreciation is reported using the straight-line method over the estimated useful lives of the buildings and equipment as follows:

                       Buildings                               35 years
                       Furniture and equipment                  5 years

         CASH AND CASH EQUIVALENTS

         Cash and cash equivalents consists of cash and bank certificates of deposit with an original maturity of three months or less.

         RESTRICTED CASH

         Restricted cash consists of bank certificates of deposits assigned to the City of Los Angeles in lieu of purchasing a subdivision improvement bond to effectuate the privatization of streets located within the Property's perimeter (see Note 4).

         INCOME TAXES

         No provision has been made for income taxes in the accompanying financial statements as such taxes, if any, are the liability of the individual partners.

         NET INCOME PER LIMITED PARTNERSHIP UNIT

         Net income per limited partner unit was computed by dividing the limited partners' share of net income (99%) by the number of limited partner units outstanding during the year. The number of limited partner units was 7,258,000 for the periods presented.

         RECLASSIFICATIONS

         Certain reclassifications have been made in the 1995 financial statements to conform to the 1996 presentation.

                  CENTURY HILLCRESTE APARTMENT INVESTORS, L.P.
                       (A CALIFORNIA LIMITED PARTNERSHIP)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                               SEPTEMBER 30, 1996


NOTE 2 - RENTAL PROPERTY

         At September 30, 1996 and December 31, 1995, the rental property consists of the following:

                                                                  1996              1995
                                                              ------------      ------------
         Land                                                 $ 16,175,000      $ 16,175,000
         Building                                               24,694,402        24,869,402
         Furniture and equipment                                 3,870,000         3,870,000
         Exterior improvements in progress                         180,000             -
                                                              ------------      ------------
                                                                44,919,412        44,914,402

         Less accumulated depreciation                         (10,671,237)       10,142,071
                                                              ------------      ------------

                                                              $ 34,248,165      $ 34,772,331
                                                              ============      ============

         Payments made pursuant to the Guarantee Agreement have been reflected as a reduction in the carrying value of the Property (see Note 1).

NOTE 3 - FEES PAID TO GENERAL PARTNERS AND AFFILIATES

         In accordance with the Partnership Agreement certain fees and reimbursements are paid to the general partners and their affiliates as follows:

         (a) A Partnership management fee payable to the Managing General Partner of $50,000 annually. The fee is included in general and administrative expenses.

         (b) Through December 31, 1995, the Property was managed by an affiliate of the Managing General Partner for a fee of 3% of rental revenue (5% prior to February 1, 1995). The property management was transferred to an unaffiliated agent, on January 1, 1996, who manages the property for a management fee of 3% of rental revenue.

         (c) Partnership expense reimbursements, payable to the Non-Managing General Partner, not to exceed $50,000 annually. The 1990 reimbursement has been accrued and is included in accounts payable and accrued liabilities at September 30, 1996 and December 31, 1995. The Non-Managing General partner has requested reimbursement for expenses for 1991 through September 30, 1996, however, the Managing General Partner is disputing such reimbursement and none have been accrued.

         (d) The Partnership is obligated to pay fees to the Managing General Partner or its affiliates upon sale of the Property based upon the form of such sale. The payment of such fees are subordinated to certain preferred returns to the Limited Partners.

         (e) 1% of distributions (as defined in the Partnership Agreement) is payable quarterly to the Managing General Partner.

                  CENTURY HILLCRESTE APARTMENT INVESTORS, L.P.
                       (A CALIFORNIA LIMITED PARTNERSHIP)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                               SEPTEMBER 30, 1996


NOTE 3 - FEES PAID TO GENERAL PARTNERS AND AFFILIATES (CONTINUED)

         (f) Due to the complexity of the storm drain work (Note 4), an affiliate of the Operating General Partner is providing construction supervision of the storm drain improvements at a cost not to exceed $1,820.

         (g) Pursuant to the Memorandum of Understanding entered into on August 11, 1995, the previously affiliated management company paid to the Partnership $8,095 in interest on May 1, 1996, related to funds it maintained in a master disbursement account, and the Seller made payments to the Partnership in the amount of $485,000, as more particularly described above. In addition, the Partnership on May 1, 1996 reimbursed the Non-Managing General Partner $90,000 for professional fees, which were estimated to have been paid on behalf of the Partnership in connection with issues raised in the Memorandum of Understanding.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

         a. Approvals from the City of Los Angeles were obtained to "privatize" the streets and alleys providing access to the Property and to construct wrought iron security fencing with controlled entrances into the Property. The final resolution vacating the streets and alleys was approved by the City on December 31, 1994. Landscape and architectural drawings have been prepared for the construction of the perimeter fencing and related improvements, including a guardhouse at the Ambassador Street entrance and a directory/trellis at the Peerless Street location. These plans were approved and a building permit was issued by the City of Los Angeles on June 20, 1995. This permit was to expire on December 20, 1995, however, an extension to December 31, 1996 was approved.

                 As a condition to its approval of the proposed "privatization", the City of Los Angeles requires the construction of a storm drain and related improvements, for which an improvement agreement and guarantee in the amount $158,000 has been filed with the City of Los Angeles. The Partnership has pledged a Certificate of Deposit in such amount to the City to secure the improvement guarantee. Contracts in the amount of $683,000 and $49,975 have been awarded to construct the wrought iron security fencing and to construct a storm drain and related improvements, respectively, for which construction work has commenced in September 1996. As of September 30, 1996, $180,000 has been paid to the contractor.

         b. The Managing General Partner of the Partnership is a plaintiff in various lawsuits and has also been named as a defendant in other lawsuits arising from transactions in the ordinary course of business. In the opinion the Managing General Partner, the claims will not result in any material liability to the Partnership.

                  CENTURY HILLCRESTE APARTMENT INVESTORS, L.P.
                       (A CALIFORNIA LIMITED PARTNERSHIP)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                               SEPTEMBER 30, 1996


NOTE 5 - FAIR VALUE OF FINANCIAL INSTRUMENTS

         Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments. The carrying amount of assets and liabilities reported on the balance sheets that require such disclosure approximates fair value due to their short-term maturity.

REVOCABLE PROXY


                              PROXY OF LIMITED PARTNER


         The undersigned has received the Proxy Statement of Everest Hillcreste Investors, LLC, a California limited liability company ("Everest"), dated December __, 1996, relating to (1) authorization of Everest to notify National Partnership Investments Corp., the Managing General Partner of Century HillCreste Apartment Investors, L.P., a California limited partnership (the "Partnership"), to call a special meeting of Limited Partners (the "Special Meeting") of the Partnership; (2) a proposal to adopt a resolution at the Special Meeting approving the sale of the HillCreste Apartments now owned by the Partnership to Everest for a purchase price of $40,000,000 in cash (the "Proposed Sale"), which resolution will also include a request to the Managing General Partner to distribute the available proceeds of the Proposed Sale within 10 days of the completion of such sale or as soon thereafter as possible; (3) authorization of Everest to vote for adjournment and reconvening of the Special Meeting, if and to the extent necessary in the judgment of Everest, to solicit further votes to approve the Proposed Sale; and (4) authorization of Everest to vote, in its discretion, upon such other matters as may properly come before the Special Meeting.


         The undersigned, hereby appoints W. Robert Kohorst and David I. Lesser as the proxy and attorney in fact of the undersigned, with full power of substitution, to vote all Units held by the undersigned as follows for all matters set forth in the above referenced Proxy Statement by signing and returning this Proxy:


(1)   Authorization of Everest to
      notify the Managing General                     Grant                    Withhold
      Partner to call a Special                     Authority                 Authority
      Meeting of the Limited
      Partners                                         [ ]                       [ ]

(2)   Proposal to approve the sale
      of the HillCreste Apartments
      to Everest and to distribute       For                     Against                  Abstain
      the available proceeds of the
      Proposed Sale                      [ ]                      [ ]                       [ ]



                                        Grant                   Withhold
                                      Authority                 Authority
(3)   Adjournment and reconvening
      of the Special Meeting             [ ]                      [ ]

(4)   Authorization of Everest to       Grant                   Withhold
      vote upon such other matters    Authority                 Authority
      as may properly come before
      the Special Meeting                [ ]                      [ ]


THIS PROXY IS SOLICITED ON BEHALF OF EVEREST HILLCRESTE INVESTORS, LLC, WHICH IS NOT AFFILIATED WITH ANY OF THE GENERAL PARTNERS OF THE PARTNERSHIP. THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED UNITHOLDER. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR PROPOSALS 1, 2, 3 AND 4.

Dated:                          , 199__
       -------------------------                            ---------------------------------------------------
                                                            Signature of Investor
If joint ownership, check one (ALL PARTIES MUST SIGN):


                                                            ---------------------------------------------------
                                                            Print Name of Investor
       Joint Tenants with Right of Survivorship
-----
       Tenants in Common
-----                                                       ---------------------------------------------------
       Community Property                                   Signature of Joint Investor (if any)
-----


                                                            ---------------------------------------------------
                                                            Print Name of Joint Investor (if any)


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